PRIMERO TO ACQUIRE CERRO DEL GALLO

(Please note that all dollar amounts in this news release are expressed in Canadian dollars unless otherwise indicated.)

Toronto, Ontario, December 13, 2012 – Primero Mining Corp. (“Primero” or the “Company”) (TSX:P, NYSE:PPP) today announced that it has entered into a definitive agreement (the "Agreement") with Cerro Resources NL ("Cerro") (ASX: CJO, TSX.V: CJO) whereby Primero will acquire all of the issued and outstanding common shares of Cerro by way of a scheme of arrangement (the "Arrangement") under the Australian Corporations Act 2001. Cerro is an exploration and development company whose principal asset is 69%1 of the feasibility stage Cerro Del Gallo project, a gold-silver deposit with approximately 1.0 million ounces of gold equivalent proven and probable reserves and 2.3 million ounces of gold equivalent measured and indicated resources (inclusive of reserves)2, located in the province of Guanajuato, Mexico.

Under the terms of the Arrangement, each Cerro shareholder will receive 0.023 of a Primero common share (the “Exchange Ratio”) for each Cerro common share held (the “Share Consideration”). Additionally Cerro shareholders will receive 80.01% of the common shares of a newly incorporated company (“Spinco”). Spinco will assume Cerro’s interests in the Namiquipa, Espiritu Santo, Mt Philp and Kalman projects, shares in Syndicated Metals Limited and approximately $4 million in cash. Primero will purchase a 19.99% interest in Spinco with anti-dilution rights for two years. Primero will also be entitled to appoint a director to the Spinco board of directors.

Excluding the value of the Spinco exploration assets, the offer represents an implied 62% premium to Cerro's 20-day volume weighted average price ("VWAP") and a 77% premium to the spot closing price at December 12, 2012. Upon completion of the Arrangement, existing Primero shareholders and Cerro shareholders will own approximately 85% and 15%, respectively, of the issued common shares of Primero. The total transaction value is approximately $119 million.

"For the past two years, Primero has been focused on organic growth at San Dimas at the same time as reviewing external diversification and acquisition opportunities. We believe that Cerro Resources’ Cerro Del Gallo project offers our existing and new shareholders immediate improved leverage to gold with a significantly larger reserve and resource base, production and cash flow profile. Although, upon completion, it will represent 15% of Primero's market capitalization, it could ultimately deliver more than 55% of our total gold equivalent production," commented Joseph Conway, President and Chief Executive Officer. "This transaction solidifies Primero’s operating advantage in Mexico, a region that we feel has further consolidation opportunities. In our view, Cerro Del Gallo is a very promising, undeveloped, large resource base opportunity in Mexico. Primero has the operational and financial strength to advance the project on a timely basis which will be beneficial for all stakeholders involved. This also represents a significant opportunity for Cerro shareholders in terms of continuing participation in Primero shares and their potential upside."

“Cerro management has recognized the investment market’s prevailing preference to see new precious metals operations funded out of existing cash flows. By undertaking this transaction, Cerro shareholders will benefit from Primero’s balance sheet and cash flow, enabling the Cerro Del Gallo project to be constructed without external financing. Importantly, this should enable returns from an operationalised Cerro Del Gallo to be maximized benefitting all shareholders. They will also benefit from improved market liquidity for shareholders and the combination with Primero’s proven management team who have a demonstrated track record of successfully growing precious metals mining companies,” stated Tony McDonald, Managing Director and Chief Executive Officer of Cerro.

Highlights of the Transaction:

  Creates a diversified, high growth, competitive cost producer in Mexico with further consolidation opportunities.

  Peer leading growth profile with expected annualized production growth of 24% over the next four years, reaching at least 260,000 ounces of gold production by 2016.

  Combined attributable proven and probable reserves of approximately 1.7 million gold equivalent ounces and measured and indicated resources of over 3.1 million gold equivalent ounces (inclusive of reserves).

  Strongly enhances and diversifies Primero's production profile and diversifies Cerro’s development project with a high quality mine and existing cash flow.

  Ability to fund further opportunities with a strong balance sheet and significant cash flows from existing production.

  Leverages on Primero’s position in Mexico.

  Additional significant exploration upside.

  Exceptional re-valuation opportunity for all shareholders, driven by compelling valuation, growth potential, transaction rationale and management track record.

Benefits to Primero Shareholders:

  Attractive long-life, precious metals project.

  Diversifies near-term production with an additional 95,000 gold equivalent ounces per year, a 58% increase in currently estimated near-term production.

  Doubles reserves and triples measured and indicated resources3.

  Leverages on Primero’s regional expertise and solidifies Primero’s presence in Mexico, one of the world’s most supportive mining districts, with further consolidation opportunities.

  Accretive to Primero on key metrics and an attractive total acquisition cost.

  Asset diversification reduces risk and volatility in cash flow and earnings.

  Allows participation in upside potential of non-Cerro Del Gallo assets through 19.99% ownership of Spinco.

  Enhanced capital markets profile and re-rating potential as a junior gold producer with a proven operating team, a superior growth profile and significant exploration upside.

  Delivers on Primero’s strategy of creating value for shareholders through low risk exposure to precious metals in the Americas.

Benefits to Cerro Shareholders:

  Offer represents an implied premium of 62% to the 20 trading day VWAP as at December 12, 2012. The implied premium represents a share price exceeding Cerro’s 52 week high.

  Immediate exposure to strong balance sheet and cash flow sufficient to fund the development of Cerro Del Gallo, as well as finance further growth opportunities including a potential further expansion of San Dimas.

  Primero has an existing management team with proven mine construction and operational expertise.

  Provides opportunity to participate in valuation re-rating as the combination has a greater market capitalization, liquidity and immediate cash flows.

  Increases analytical following and exposure of the Cerro Del Gallo opportunity.

  Allows continuing shareholder participation in non-Cerro Del Gallo assets through 80.01% ownership of Spinco.

Transaction Summary

Under the terms of the Arrangement, each Cerro shareholder will receive 0.023 of a Primero common share for each Cerro common share held (the “Share Consideration”). Cerro shareholders will also receive 80.01% of the common shares of a newly incorporated company (“Spinco”). Spinco will acquire Cerro’s interests in the Namiquipa, Espiritu Santo, Mt Philp and Kalman projects, shares in Syndicated Metals Limited and approximately $4 million in cash. Primero will purchase a 19.99% interest in Spinco with anti-dilution rights for two years. Primero will also be entitled to appoint a director to the Spinco board of directors.

Cerro’s outstanding options and its option plan will be substantially assumed by Primero, subject to adjustment to reflect the Exchange Ratio and a corresponding upward adjustment in the exercise price.

The transaction will be carried out by way of a court-approved scheme of arrangement and will require approval by at least 75% of the votes cast by at least 50% of the shareholders of Cerro at a special meeting of Cerro shareholders. Approval of Cerro’s option holders will also be required. The transaction is also subject to applicable regulatory approvals and the satisfaction of certain other closing conditions customary in transactions of this nature. It is anticipated that the Cerro shareholder meeting will be held in April 2013. Primero does not require a shareholder vote to complete the transaction.

The Arrangement includes customary provisions, including no solicitation of alternative transactions by Cerro, a right in favour of Primero to match any potential superior proposals and a reimbursement fee payable to Primero by Cerro in certain events.

Both companies' Boards of Directors have determined that the proposed transaction is fair and reasonable to their respective shareholders based on a number of factors. Each company's Board of Directors approved the terms of the proposed Arrangement and Cerro’s Board of Directors will recommend that their shareholders vote in favour of the proposed transaction. TD Securities Inc. has provided an opinion to the Board of Directors of Primero that, as of the date of such opinion and based upon and subject to the scope of review, assumptions, limitations, qualifications and other matters described in such opinion, the consideration to be paid by Primero in connection with the proposed transaction is fair, from a financial point of view, to Primero. Cerro will engage an independent expert to provide a report to shareholders as to the fairness and reasonableness of the transaction and to assist them in determining their vote at a meeting to approve the transaction. Each of the directors of Cerro and its Chief Executive Officer and Chief Financial Officer have agreed to enter into a support agreement and have agreed to vote in favour of the transaction.

The transaction is expected to close in May 2013.

Advisors and Counsel

Primero's financial advisor in relation to the transaction is TD Securities Inc. Its Canadian legal advisor is Stikeman Elliott LLP and its Australian legal advisor is ClarkeKann Lawyers LLP.

Cerro’s Canadian financial advisor in relation to the Canadian aspects of the transaction is National Bank Financial Inc. Its Canadian legal advisor is Wildeboer Dellelce LLP and its Australian legal advisor is GRT Lawyers.

Conference Call and Webcast

A conference call is scheduled for Thursday, December 13, 2012 at 10:00 a.m. (EST), to discuss the proposed transaction. Participants may join the call by dialing North America toll free 1-866-200-6965 or 1-646-216-7221 for calls outside Canada and the U.S. and entering the participant passcode 29461929#.

A recorded playback of the call will be available until January 10, 2013 by dialing North America toll free 1-866-206-0173 or 646-216-7204 for calls outside Canada and the U.S. and entering the call back passcode 278669#.

A live and archived webcast of the conference call will also be available at www.primeromining.com.

For more details about the transaction please refer to the investor presentation on Primero's website at www.primeromining.com.

(1)	Cerro Del Gallo is owned 69.2% by Cerro Resources NL and 30.8% by Goldcorp Inc. as of September 30, 2012.

(2)

Gold equivalent reserves and resources are calculated based on 100% ownership of Cerro Del Gallo and on long term consensus prices of US$1,350 per ounce of gold, US$23.25 per ounce of silver and US$7,447 per tonne of copper. Measured and indicated resources include reserves.

(3)	Assuming Goldcorp Inc. converts their position to a Net Profit Interest.

About Primero

Primero Mining Corp. is a Canadian-based precious metals producer that owns 100% of the San Dimas gold-silver mine in Mexico. Primero is focused on delivering superior, sustainable value for all stakeholders with low-risk exposure to precious metals. The Company has intentions to become an intermediate producer by building a portfolio of high quality, low cost precious metals assets in the Americas.

Primero’s website is www.primeromining.com.

For further information, please contact:

Tamara Brown
VP, Investor Relations
Tel: (416) 814 3168
tbrown@primeromining.com

About Cerro Resources

Cerro Resources is a precious and base metals exploration and development company. The Company is currently focused on Mexico where it is developing the Cerro Del Gallo gold/silver project in the central state of Guanajuato, Mexico, actively exploring the Namiquipa silver project in northern Mexico, and commencing exploration on the Espiritu Santo gold/silver project in Jalisco. It also maintains an active focus on the Mt Isa, Queensland, region where it holds 100% of the Mt Philp haematite project as well as a continued interest in the Kalman molybdenum, rhenium, and copper project.

Additional information about the Company and its projects is available on the Cerro’s website at www.cerroresources.com and on SEDAR.

CAUTIONARY NOTE ON FORWARD-LOOKING INFORMATION

This Primero news release contains "forward-looking information", as such term is defined in applicable Canadian securities legislation and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, concerning Primero’s future financial or operating performance and other statements that express management's expectations or estimates of future developments, circumstances or results. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "expects", "believes", "anticipates", "budget", "scheduled", "estimates", "forecasts", "intends", "plans" and variations of such words and phrases, or by statements that certain actions, events or results "may", "will", "could", "would" or "might", "be taken", "occur" or "be achieved". Such forward-looking information may include, without limitation, statements regarding the completion and expected benefits of the proposed transaction and other statements that are not historical facts. Forward-looking information is based on a number of assumptions and estimates that, while considered reasonable by management based on the business and markets in which Primero operates, are inherently subject to significant operational, economic and competitive uncertainties and contingencies. Assumptions upon which forward looking statements relating to the arrangement have been made include that Primero will be able to satisfy the conditions in the Agreement, that due diligence investigations of each party will not identify any materially adverse facts or circumstances, that the required approvals will be obtained from the shareholders of Cerro, that all required third party, regulatory and government approvals will be obtained and that Primero will be able to achieve its currently announced guidance targets. Primero cautions that forward-looking information involves known and unknown risks, uncertainties and other factors that may cause Primero’s actual results, performance or achievements to be materially different from those expressed or implied by such information, including, but not limited to: gold, silver and copper price volatility; fluctuations in foreign exchange rates and interest rates; the impact of any hedging activities; discrepancies between actual and estimated production, between actual and estimated reserves and resources or between actual and estimated metallurgical recoveries; costs of production; capital expenditure requirements; the costs and timing of construction and development of new deposits and expansion of existing operations; the success of exploration and permitting activities; parts, equipment, labor or power shortages or other increases in costs; mining accidents, labour disputes or other adverse events; and changes in applicable laws or regulations. In addition, the factors described or referred to in the section entitled "Risk Factors" in Primero’s Annual Information Form for the year ended December 31, 2011 or under the heading "Risks and Uncertainties" in Primero’s 2011 Annual Report, both of which are available on the SEDAR website at www.sedar.com, should be reviewed in conjunction with the information found in this news release. Although Primero has attempted to identify important factors that could cause actual results, performance or achievements to differ materially from those contained in forward-looking information, there can be other factors that cause results, performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate or that management's expectations or estimates of future developments, circumstances or results will materialize. As a result of these risks and uncertainties, the proposed transaction could be modified, restricted or not completed, and the results or events predicted in these forward looking statements may differ materially from actual results or events. Accordingly, readers should not place undue reliance on forward-looking information. The forward-looking information in this news release is made as of the date of this news release, and Primero disclaims any intention or obligation to update or revise such information, except as required by applicable law.

This news release does not constitute an offer to buy any securities or a solicitation of any vote or approval or a solicitation of an offer to sell any securities.

Cautionary Note to US Investors Regarding Mineral Reporting Standards:

Primero prepares its disclosure in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of US securities laws. Terms relating to mineral resources and mineral reserves in this news release are defined in accordance with National Instrument 43-101-Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy, and Petroleum Standards on Mineral Resources and Mineral Reserves. The Securities and Exchange Commission (the “SEC”) permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Primero use certain terms, such as, “measured mineral resources”, “indicated mineral resources”, “inferred mineral resources” and “probable mineral reserves”, that the SEC does not recognize (these terms may be used in this news release and are included in the public filings of Primero which have been filed with securities commissions or similar authorities in Canada).

Estimates of equivalent production are calculated using analyst consensus metal price estimates. Primero’s gold equivalent production estimate is adjusted for the silver purchase agreement and only silver ounces attributable to Primero are included.